SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D/A
(Rule 13d-101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 1)1
Ditech Networks, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
25500T108
(CUSIP Number)
Lloyd I. Miller, III, 4550 Gordon Drive, Naples, Florida, 34102 (Tel.) (239) 262-8577

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 28, 2009
(Date of Event which Requires Filing of
this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.
Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
     1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
     The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP No.	25500T108	13D/A1	Page	2	of	6

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

	PF-AF-OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		1,347,287

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		598,778

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,347,287

WITH	10	SHARED DISPOSITIVE POWER

		598,778

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,946,065

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES *

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	7.4%

14	TYPE OF REPORTING PERSON *

	IN-IA-OO
*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A1
     This constitutes Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”), filed on behalf of Lloyd I. Miller, III (“Miller” or “Reporting Person”), dated June 22, 2009 (the “Statement”), relating to the common stock (the “Shares”) of Ditech Networks, Inc. (the “Company”). The purpose of this Amendment is to report that since the filing of the Statement, dated June 22, 2009, a material change occurred in the percentage of Shares beneficially owned by Miller. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.
Item 3. Source and Amount of Funds or Other Consideration
Item 3 of the Statement is hereby amended and restated in its entirety as follows:
     Miller is an investment advisor to the trustee of Trust A-4. Trust A-4 was created pursuant to a Declaratory Judgment, signed by the Honorable Wayne F. Wilke for the Court of Common Pleas, Probate Division, Hamilton County, Ohio, on October 27, 1992, pursuant to which Trust A was split into four separate trusts. Trust A was created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Miller was named as the advisor to PNC Bank, Ohio, N.A. (formerly The Central Trust Company, N.A., Cincinnati, Ohio), the trustee named in the Trust Agreement. All of the Shares held by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the Shares held by Trust A-4 was $739,705.97.
     Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC, dated as of December 10, 1996. Milfam LLC is the general partner of (i) Milfam I L.P. (“Milfam I”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam I L.P., dated December 11, 1996, and (ii) Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to the Partnership Agreement for Milfam II L.P., dated December 11, 1996.
     Milfam I: All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam I were purchased with money contributed to Milfam I by its partners or money generated and held by Milfam I. The aggregate purchase price for the Shares purchased by Milfam I was $32,829.72.
     Milfam II: All of the Shares Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the Shares purchased by Milfam II was $738,736.42.
     Miller is the custodian to certain accounts created pursuant to the Florida Uniform Gift to Minors Act (“UGMA”). One such account (the “Alex UGMA”) is for the benefit of Alexandra Miller . All of the Shares Miller is deemed to beneficially own as the custodian to the Alex UGMA were purchased with money generated and held by the Alex UGMA. The aggregate purchase price for the Shares purchased by the Alex UGMA was $7,004.69.
     Miller is the settlor of an individual retirement trust account (the “IRA”). All of the Shares held by the IRA were purchased with personal funds generated and contributed to the IRA by Miller. The purchase price for the Shares held by the IRA was $592.90.

     Pursuant to an Irrevocable Trust Agreement MILGRAT I (W6) (“MILGRAT I (W6)”), dated as of November 20, 2009, Miller was named as the trustee to MILGRAT I (W6). All of the Shares Miller is deemed to beneficially own as trustee of MILGRAT I(W6) were contributed to MILGRAT I (W6) by its grantor, Catherine C. Miller.
     All of the Shares held by Miller on his own behalf were purchased with personal funds generated and held by Miller. The purchase price for the Shares purchased by Miller on his own behalf was $4,914,91.
Item 4. Purpose of the Transaction
     The Shares covered by this Schedule 13D, as amended, were acquired by the Reporting Person for investment purposes in the ordinary course of his business as an investor. Mr. Miller believes that it is in his best interest, and those of other shareholders, to attempt to influence the governance and business strategies of the Company. Specifically, Mr. Miller intends to contact the Company’s Board of Directors or management from time to time in order to engage in discussions regarding governance, nomination of candidates for the Board of Directors, and enhancing shareholder value.
     Mr. Miller commends the actions taken by Todd G. Simpson, PhD, the President and Chief Executive Officer of the Company, to negotiate a settlement of the recent proxy dispute, resulting in the election of two directors nominated by shareholders. Mr. Miller urges the Company to take more decisive actions to reduce costs and bring the Company to profitable operations.
     Except as described above in this Item 4 and herein, the Reporting Person does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Person reserves the right to change plans and take any and all actions that the Reporting Person may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Company, selling or otherwise disposing of any securities of the Company beneficially owned by him, in each case in the open market or in privately negotiated transactions or formulating other plans or proposals regarding the Company or its securities to the extent deemed advisable by the Reporting Person in light of his general investment policies, market conditions, subsequent developments affecting the Company and the general business and future prospects of the Company. The Reporting Person may take any other action with respect to the Company or any of the Company’s debt or equity securities in any manner permitted by applicable law.
Item 5. Interest in Securities of the Issuer
Item 5 of the Statement is hereby amended and restated in its entirety as follows:
     (a) Miller may be deemed to beneficially own 1,946,065 Shares, which is equal to approximately 7.4% of the total number of outstanding Shares, based on 26,358,745 Shares outstanding as reported in the Company’s Form 10-Q filed on December 11, 2009. As of the date hereof, 598,778 of the Shares beneficially owned by Miller are owned of record by Trust A-4, 977,936 of the Shares beneficially owned by Miller are owned of record by MILGRAT I (W6), 15,708 of the Shares beneficially owned by Miller are owned of record by Milfam I, 341,963 of the Shares beneficially owned by Miller are owned of record by Milfam II, 5,789 of the Shares beneficially owned by Miller are owned of record by Alex UGMA, 490 of the Shares beneficially owned by Miller are owned of record by the IRA and 5,401 of the Shares are owned by Miller directly.
     (b) Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust A-4. Miller may be deemed to have sole voting and dispositive power for all such shares held of record by Milfam I, Milfam II, Alex UGMA MILGRAT I (W6), the IRA and Miller directly.

(c) The following table details the transactions effected by Miller in the past 60 days.

	Alex UGMA
Date of Transaction	Number of Shares Purchased	Price Per Share
November 23, 2009	5,789	$1.21

	IRA
Date of Transaction	Number of Shares Purchased	Price Per Share
November 30, 2009	490	$1.21

	TRUST A-4
Date of Transaction	Number of Shares Purchased	Price Per Share
December 11, 2009	390	$1.27
December 14, 2009	96	$1.27
December 16, 2009	10,619	$1.28
December 17, 2009	90,395	$1.28
December 18, 2009	20,794	$1.2841
December 21, 2009	28,438	$1.28
December 22, 2009	6,189	$1.28
December 23, 2009	39,848	$1.29
December 24, 2009	2,523	$1.29
December 28, 2009	249,800	$1.2801

	Trust C
Date of Transaction	Number of Shares Sold	Price Per Share
November 20, 2009	977,936	*

	MILGRAT I (W6)
Date of Transaction	Number of Shares Purchased	Price Per Share
November 20, 2009	977,936	*

*	On November 20, 2009, pursuant to an Irrevocable Trust Agreement Trust C transferred all of the 977,936 shares held by Trust C to MILGRAT I (W6).
     (d) Persons other than Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.
     (e) Not Applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer
Not Applicable.
Item 7. Materials to be Filed as Exhibits:
Not Applicable.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
     Dated: December 30, 2009

By:	/s/ Lloyd I. Miller, III
Lloyd I. Miller, III